EXHIBIT  21.1


                SUBSIDIARIES OF AMMONIA HOLD, INC.

The following are subsidiaries of Ammonia Hold, Inc., a Utah corporation:

        1. Ammonia Hold, Inc., a Texas corporation, 100% owned by Ammonia Hold, Inc.

        2. Fivestar Products Corporation, a Utah corporation, 100% owned by Ammonia Hold, Inc.

        3. Super Dry Industries, Inc., a Mississippi corporation, 100% owned by Ammonia Hold, Inc.